                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934
 ................................................................................

                             SAVE THE WORLD AIR INC.
                 (Name of Small Business Issuer in its charter)

 ................................................................................

        Nevada                                           52-2088326
        ------                                           ----------
(State of incorporation)                    (I.R.S. Employer Identification No.)

 ................................................................................

                     1285 Avenue of the Americas, 35th Floor
                             New York, NY 10019-6028

                    (Address of principal executive offices)

                              Phone 212 - 554 4197
                           (Issuer's telephone number)
 ................................................................................

           Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:         Name of each exchange on  which
                                                 each class is to be registered:
 ................................................................................

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
 ................................................................................
                                (Title of class)

                                TABLE OF CONTENTS
                                -----------------

                                     PART I

Item 1.  Description of Business

Item 2.  Management's Plan of Operation

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
             and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in or Disagreements with Accountants on
             Accounting and Financial Disclosure

Item 4.  Indemnification of Directors and Officers


                                    PART F/S

Financial Statements



                                    PART III



Item 1.  Index to Exhibits


Signatures

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

Mandalay Capital Corporation Inc. (the "Company") was incorporated under the laws of the State of Nevada on February 18, 1998. An application was approved in February, 1999, to change the name of the company to "Save The World" Air Inc.

The Company's primary business involves

A Zero Pollution-Fuel Saving Device for motor vehicles or petrol driven engines.


ZERO POLLUTION-FUEL SAVING DEVICE

On Tuesday the 15th December, 1998 the Company announced that it had begun negotiations to purchase the worldwide exclusive manufacturing, marketing and distribution rights for the Zero Pollution Fuel Saving Device, an attachment that when fitted to an internal combustion engine reduces the toxicity of exhaust gas emissions. The device works on the inlet manifold before the harmful gases are created and an improvement in fuel economy for the engine may also be achieved.

On Tuesday 29th December, 1998 the Company announced that it had purchased all rights to this device and this prompted the application for a name change to "Save The World" Air Inc.

The Company's main focus has been on the implementation of a business plan with the Zero Pollution Fuel Saving Device as it's flagship product.

While the Company is confident of the claims made in relation to the performance of the device, there can be no assurances that this will be the case.

The Company's executive offices are located in both the United States and Australia. The Australian address is 19-21 Garden Grove, Carrara, Queensland, Australia 4211 and its telephone number is 011-61-7-55945556. Additionally, the Company's principal office in the United States is located at 1285 Avenue of the Americas, 35th Floor, New York, NY 10019-6028.

                             GOVERNMENT REGULATIONS

The Company's goal is to sell licenses to manufacture and market its environmentally safe product throughout the world. As such, importation and exportation regulations may impact its activities, to some degree. A breach of such laws or regulations may result in the imposition of penalties, fines, suspension or revocation of licenses. The Company is not currently involved in any judicial or administrative proceedings and believes that it is in compliance with all applicable regulations.

Although it is impossible to predict, with certainty, the effect that additional importation and exportation requirements may have on future earnings and operations, the Company is presently unaware of any future regulations that may have a material effect on the Company's financial position, but cannot rule out the possibility.

                     ITEM 2. MANAGEMENT'S PLAN OF OPERATION

During the period from the Company's inception in February of 1998 to December 31, 1999. The company had revenue of $125,000 from sale of Licenses.

Over the next year, the Company intends to focus on the business development and marketing of its Zero Pollution Fuel Saving Device. In addition, the Company will endeavour to seek opportunities to acquire and develop other ecologically sound technologies that meet its requirements.


                         ITEM 3. DESCRIPTION OF PROPERTY

The Zero Pollution Fuel Saving Device is a product which is fitted to an internal combustion engine and results in a reduction of carbon monoxide, hydrocarbons and toxic exhaust emissions. The device works on the inlet manifold before the harmful gases are created and may also improve fuel economy.


     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables contain information, as of December 31, 1999, of all holders who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the Common Stock of the Company and of all Directors and Officers.

                              5% SHAREHOLDERS' LIST

Persons or entities owning more than 5% of the outstanding shares of the company are : Jeffrey A. Muller

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below are the names and ages of and the positions and offices held by each of the Directors and Executive Officers of the Company.

                                                           Positions and Officer
                                                           ---------------------
       Name                               Age                 With The Company
       ----                               ---                 ----------------

       Jeffrey A. Muller                  48               Director; President


*Jeffrey A. Muller, the Company's founder, is a Director of the Company and also serves as its President. In addition to Mr. Muller's involvement with the Company, Mr. Muller also serves as Chairman of several companies in the Muller Group in Australia. Mr. Muller has been the co-owner and managing director of several private real estate investment companies, since 1984.

                                    EMPLOYEES

The Company has no employees (only expert consultants).



                         ITEM 6. EXECUTIVE COMPENSATION

There has been Nil compensation paid to date to Company's Directors and Executive Officers.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

100 % of the marketing and manufacturing rights for the Zero Pollution Fuel Saving Device was acquired from Mr. Jeffrey Muller on 29th December, 1998 for 5,000,000 shares and $500,000 cash(yet to be paid).

The forgoing transactions between the Company and the members of management are, and any future transactions will be, on terms no less favorable to the Company than which could be obtained from unaffiliated third parties. In addition, any future transactions entered into between the Company and members of management or principal shareholders regarding such transactions are to be approved by the Board of Directors.

                        ITEM 8. DESCRIPTION OF SECURITIES

The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's By laws, copies of which are attached hereto as exhibits.

The Company's Certificate of Incorporation, as amended, currently authorizes 200,000,000 shares of Common Stock, $.001 par value. As of September 30, 1999, 15,297,125 shares of the Company's Common Stock were issued and are outstanding.

DIVIDENDS. The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payment of dividends in the future is at the sole discretion of the Board of Directors of the Company. The Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board deems relevant.

VOTING RIGHTS. Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided by law.

PREEMPTIVE RIGHTS. The holders of Common Stock are not entitled to preemptive or subscription rights.

                                 TRANSFER AGENT

The transfer agent for the shares of Common Stock of the Company is Nevada Agency and Trust Company The address of the transfer agent is 50 West Liberty Street, Reno, Nevada. 89501.

                                     PART II


     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS


The Company is authorized to issue 200,000,000 shares of Common Stock at $.001 par value per share, of which 15,297,125 shares of Common Stock were issued and outstanding as of September 30, 1999.


                            ITEM 2. LEGAL PROCEEDINGS

There are currently no material pending legal proceedings as defined in Item 103 of Regulation S-B.


              ITEM 3. CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.



               ITEM 4. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the General Corporation Law of the State of Nevada contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided such officers or directors acted in good faith. There is provision in the by laws or the Certificate of Incorporation of the Company for indemnification of Officers and Directors.

                                    PART F/S

For information regarding this item, reference is made to the "Index of Financial Statements."

                          Index of Financial Statements

                                    PART III

                            Item 1. Index to Exhibits

For information regarding this item, reference is made to the "Index of Exhibits."

Index of Exhibits

              Exhibit Description

              Articles of Incorporation

              By-Laws

              December 1998 Agreement with Mr. Jeffrey A. Muller for 100% ownership of the international marketing and manufacturing rights for the Zero Pollution Fuel Saving Device

                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            SAVE THE WORLD AIR, INC.
                                  (REGISTRANT)

Signature                           Title                             Date



/s/ Jeffrey A. Muller            Chairman and President         January 26, 2000
---------------------------
(Jeffrey A. Muller)


    SAVE THE WORLD AIR, INC.

    BALANCE SHEET

    AS AT DECEMBER 31, 1999

                                                         Dec 31, 1999                  Dec 31, 1998


ASSETS
------
CURRENT ASSETS
    Bank                                                             595                            38
    Deposit                                                            0                             0
    Prepaid Expenses                                                   0                         1,000
                                                         ----------------              ----------------
                                                                     595                         1,038

Marketing and Manufacturing Rights to
    Zero Pollution Fuel Saving Device                              5,000

MINERAL PROPERTY                                                       0                         1,955
                                                         ----------------              ----------------

                                                         $         5,595               $         2,993
                                                         ================              ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES

     Accounts payable and accrued charges                         36,200

STOCKHOLDERS EQUITY
-------------------

    Common stock 200,000,000 shares authorised
        at $0.001 par value 15,297,125 issued
        and outstanding                                           15,297                        10,030

    Capital in excess of par                                      14,270                        14,270

    Deficit accumulated from inception                           -23,972                       -21,307
                                                         ----------------              ----------------

                                                         $         5,595               $         2,993
                                                         ================              ================

    Related Party Transactions

    Approved by the board:


   The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    STATEMENT OF OPERATIONS

    FOR THE PERIOD ENDED DECEMBER 31, 1999


                                                            Dec 31, 1999                  Dec 31, 1998


INCOME
    Sale of Licences for Distributorships                        125,000                             0
                                                         ================              ================

GENERAL AND ADMINISTRATIVE EXPENSES:

    Accounting and auditing                                                                      1,400
    Bank charges                                                     144                            73
    Consulting                                                     3,867                         1,000
    Delivery                                                                                        20
    Fax                                                                                             47
    Filing fees                                                                                  3,109
    Geology report                                                                               1,196
    Incorporation costs written off                                                                640
    Mineral Claims written off                                     1,955
    Miscellaneous                                                                                  127
    Photocopying                                                                                   115
    Printing                                                       1,053                         1,250
    Professional Fees                                             62,500
    Secretarial Fees                                              11,164                        11,441
    Transfer agent's fees                                                                          200
    Travel                                                        46,982                           689
                                                         ----------------              ----------------

TOTAL COSTS                                                      127,665                        21,307
                                                         ----------------              ----------------

LOSS AND DEFICIT, END OF PERIOD                          $        (2,665)              $       (21,307)
                                                         ================              ================



LOSS PER COMMON SHARE

    Primary                                                            0                             0



   The accompanying notes are an integral part of these financial statements.

    SAVE THE WORLD AIR, INC.

    STATEMENT OF CASH FLOWS

    JANUARY 1 1999 TO DECEMBER 31, 1999



                                                           Dec 31, 1999                  Dec 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

    Cashflow Arising from Trading Activities                      -2,665                       -21,307
    Adjustments to reconcile net loss to net cash provided
    by operating activities:

                 Write off of Mineral Claims                       1,955
                 Consultancy paid in shares                          267
                 (Increase) in prepaid expenses                                                 -1,000
                                                         ----------------              ----------------


                  Net Cash Provided by Operations                   -443                       -22,307


CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of mineral property                                                                -1,955

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from issuance of capital stock                                                     24,030
                                                         ----------------              ----------------

                 Net increase in cash                               -443                          -232

    Cash at beginning of period                                       38                           270
                                                         ----------------              ----------------

CASH AT END OF PERIOD                                    $          (405)              $            38
                                                         ================              ================


   The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

     FEBRUARY 18, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1999

                                                                  Capital in
                                         Common Stock             Excess of          Accumulated
                                         Shares                   Par Value          Deficit

BALANCE FEBRUARY 18, 1998
(date of inception)

Issuance of Common Stock for
cash - at $0.015 - March 3, 1998           4,000,000                  2,000                   0

Issuance of common stock for
cash - at $0.003 - March 5, 1998           6,000,000                 12,000                   0

Issuance of common stock for
cash - at $0.01 per share                     30,000                    270

Issuance of common stock for
services rendered at $0.001 per share        267,125

Issuance of common stock for
exchange of marketing rights               5,000,000

Net Loss from operations for the
period from February 18 1998
to December 31, 1999                               0                      0             -23,972
                                       ---------------------------------------------------------


Balance as at December 31, 1999        $  15,297,125               $ 14,270           $ (23,972)
                                       =========================================================


   The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    BALANCE SHEET

    AS AT 30 SEPTEMBER 1999



                                                      Sept 30 , 1999                 Dec 31, 1998
ASSETS
------
CURRENT ASSETS
    Bank                                                         595                           38
    Deposit                                                        0                            0
    Prepaid Expenses                                               0                        1,000
                                                      ---------------              ---------------
                                                                 595                        1,038

Marketing and Manufacturing Rights to
    Zero Pollution Fuel Saving Device                          5,000

MINERAL PROPERTY                                                   0                        1,955
                                                      ---------------              ---------------

                                                               5,595                        2,993
                                                      ===============              ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES

     Accounts payable and accrued charges                     36,200

STOCKHOLDERS EQUITY
-------------------

    Common stock
          200,000,000 shares authorised at $0.001 par value
            15,297,125 issued and outstanding                 15,297                       10,030

    Capital in excess of par                                  14,270                       14,270

    Deficit accumulated from inception                       -23,972                      -21,307
                                                      ---------------              ---------------

                                                               5,595                        2,993
                                                      ===============              ===============

    Related Party Transactions

    Approved by the board:


    The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    STATEMENT OF OPERATIONS

    FOR THE PERIOD ENDED 30 SEPTEMBER 1999


                                                      Sept 30, 1999                  Dec 31, 1998

INCOME
    Sale of Licences for Distributorships                    125,000                            0
                                                      ===============              ===============

GENERAL AND ADMINISTRATIVE EXPENSES:

    Accounting and auditing                                                                 1,400
    Bank charges                                                 144                           73
    Consulting                                                 3,867                        1,000
    Delivery                                                                                   20
    Fax                                                                                        47
    Filing fees                                                                             3,109
    Geology report                                                                          1,196
    Incorporation costs written off                                                           640
    Mineral Claims written off                                 1,955
    Miscellaneous                                                                             127
    Photocopying                                                                              115
    Printing                                                   1,053                        1,250
    Professional Fees                                         62,500
    Secretarial Fees                                          11,164                       11,441
    Transfer agent's fees                                                                     200
    Travel                                                    46,982                          689
                                                      ---------------              ---------------

TOTAL COSTS                                                  127,665                       21,307
                                                      ---------------              ---------------

LOSS AND DEFICIT, END OF PERIOD                               (2,665)                     (21,307)
                                                      ===============              ===============



LOSS PER COMMON SHARE

    Primary                                                        0                            0


    The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    STATEMENT OF CASH FLOWS

    JANUARY 1 1999 TO 30 SEPTEMBER 1999


                                                      Sept 30, 1999                  Dec 31, 1998
CASH FLOWS FROM OPERATING ACTIVITIES

    Cashflow Arising from Trading Activities                  -2,665                      -21,307
    Adjustments to reconcile net loss to net cash provided
    by operating activities:

                 Write off of Mineral Claims                   1,955
                 Consultancy paid in shares                      267
                 (Increase) in prepaid expenses                                            -1,000
                                                      ---------------              ---------------


                  Net Cash Provided by Operations               -443                      -22,307


CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of mineral property                                                           -1,955

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from issuance of capital stock                                                24,030
                                                      ---------------              ---------------

                 Net increase in cash                           -443                         -232

    Cash at beginning of period                                   38                          270
                                                      ---------------              ---------------

CASH AT END OF PERIOD                                           (405)                          38
                                                      ===============              ===============

    The accompanying notes are an integral part of these financial statements.


    SAVE THE WORLD AIR, INC.

    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

     FEBRUARY 18, 1998 (DATE OF INCEPTION) TO SEPTEMBER 30, 1999




                                                                    Capital in
                                          Common Stock              Excess of             Accumulated
                                          Shares                    Par Value             Deficit

BALANCE FEBRUARY 18, 1998
(date of inception)

Issuance of Common Stock for
cash - at $0.015 - March 3, 1998            4,000,000                 2,000                  0

Issuance of common stock for
cash - at $0.003 - March 5, 1998            6,000,000                12,000                  0

Issuance of common stock for
cash - at $0.01 per share                      30,000                   270

Issuance of common stock for
services rendered at $0.001 per share         267,125

Issuance of common stock for
exchange of marketing rights                5,000,000

Net Loss from operations for the
period from February 18 1998
to June 30, 1999                                    0                     0            (23,972)
                                       -----------------------------------------------------------


Balance as at June 30, 1999                15,297,125                14,270            (23,972)
                                       ===========================================================


    The accompanying notes are an integral part of these financial statements.

                            SAVE THE WORLD AIR, INC.


                        NOTES TO THE FINANCIAL STATEMENTS

                                December 31 1999



1.       DESCRIPTION OF THE BUSINESS

         The Company was incorporated under the Corporate Charter issued by the Secretary of State of Nevada in the United States on February 18, 1998.

         The Company is deemed to be an investment company. The company holds the rights to manufacture and market a device that decreases the carbon dioxide output on internal combustion engines.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with accounting principles generally accepted and include the following accounting principles.


(a)      BASIS OF PRESENTATION - GOING CONCERN

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and satisfaction of liabilities in the normal course of business. The company has been engaged in the identification and development of its zero pollution device. The Company's ability to meet its obligations and successfully develop its project and, ultimately, to attain profitable operations is dependent upon further developing and marketing the device known as Zero Pollution and obtaining additional financing from either third parties or its present shareholders.


(b)      ACCOUNTING METHODS

         The Company recognises income and expenses based on the accrual method of accounting.

                            SAVE THE WORLD AIR, INC.


                        NOTES TO THE FINANCIAL STATEMENTS

                                December 31 1999


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)      DIVIDEND POLICY

         The Company has not yet adopted any policy regarding the payment of dividends.

(d)      CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

(e)      LOSS PER SHARE

         Primary loss per share amount is computed based on the weighted average number of shares actually outstanding during the period reported on. Fully diluted loss per share is computed under the same basis since there are not warrants or share subscriptions outstanding.

(f)      INCOME TAXES

         For the period ended December 31 1999 (the date of these financial statements), the Company had a net operating loss of $23,972. The tax

                            SAVE THE WORLD AIR, INC.


                        NOTES TO THE FINANCIAL STATEMENTS

                                December 31, 1999


2.       SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(f)      INCOME TAXES - CONTINUED

         benefits from the loss carried forward is offset by a valuation reserve because the future tax benefit is indeterminable.

         The net operating loss carryover will expire beginning in the year 1999 through 2013.

(g)      FOREIGN CURRENCY TRANSLATION

         The translations of the Company completed in foreign dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on. Any gains or loss resulting from the translations would be shown in the Statement of Operations.


(h)      FINANCIAL INSTRUMENTS

         For cash, deposit and accounts payable and accrued liabilities, the carrying amount of these financial instruments approximates their fair value due to their short-term maturity capacity of prompt liquidation or settlement. The account payable does not bear any interest thereon.